

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

June 19, 2017

<u>Via E-Mail</u>
Mr. Charles O'Dowd
Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot, #211
Tucson, AZ 85712

      Re: ABCO Energy, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed January 26, 2017
              File No. 0-55235

Dear Mr. O'Dowd:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                          Very truly yours,

                          /s/ Craig E. Slivka, for

                          Pamela A. Long
                          Assistant Director
                          Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
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